UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

(Amendment No. 7)

Tangoe, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

87582Y108

(CUSIP Number)

Behdad Eghbali Clearlake Capital Partners IV Finance, L.P. c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87582Y108	13D	Page 2 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners IV Finance, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,902,797
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 5,902,797
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.97%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 3 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners IV GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,902,797
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 5,902,797
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.97%
14.	Type of reporting person (see instructions) PN

CUSIP NO. 87582Y108	13D	Page 4 of 10 Pages

1.	Name of reporting person Clearlake Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,902,797
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 5,902,797
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.97%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 5 of 10 Pages

1.	Name of reporting person CCG Operations, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,902,797
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 5,902,797
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.97%
14.	Type of reporting person (see instructions) OO

CUSIP NO. 87582Y108	13D	Page 6 of 10 Pages

1.	Name of reporting person Behdad Eghbali
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,902,797
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 5,902,797
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.97%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 7 of 10 Pages

1.	Name of reporting person José E. Feliciano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 5,902,797
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,902,797
11.	Aggregate amount beneficially owned by each reporting person 5,902,797
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.97%
14.	Type of reporting person (see instructions) IN

CUSIP NO. 87582Y108	13D	Page 8 of 10 Pages

This Amendment No. 7 to Schedule 13D is being filed by Clearlake Capital Partners IV Finance, L.P., Clearlake Capital Partners IV GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and José E. Feliciano (collectively, the “Reporting Persons”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by the Reporting Persons on November 30, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 thereto filed by the Reporting Persons on December 15, 2015, by Amendment No. 2 thereto filed by the Reporting Persons on January 11, 2016, by Amendment No. 3 thereto filed by the Reporting Persons on January 20, 2016, by Amendment No. 4 thereto filed by the Reporting Persons on March 22, 2016, by Amendment No. 5 thereto filed by the Reporting Persons on April 14, 2016, and by Amendment No. 6 thereto filed by the Reporting Persons on June 24, 2016, relating to the Common Stock, $0.0001 par value per share, of Tangoe, Inc. Except as set forth below, all Items of the Initial Schedule 13D, as amended by Amendment No. 6 thereto, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to read in its entirety as follows:

The Reporting Persons acquired the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer, through among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 8, 2016, Clearlake Capital Partners IV Finance, L.P. and the Issuer entered into a letter agreement as described in Item 6 below. Except as set forth in the letter agreement, the Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to read in its entirety as follows:

On September 8, 2016, Clearlake Capital Partners IV Finance, L.P. and the Issuer entered into a letter agreement pursuant to which Clearlake Capital Partners IV Finance, L.P. and the Issuer agreed, among other things, that the Issuer may provide confidential information to Clearlake Capital Partners IV Finance, L.P. to enable Clearlake Capital Partners IV Finance, L.P. to evaluate its investment in the Issuer and, in consideration therefor, Clearlake Capital Partners IV Finance, L.P. agreed to keep such information confidential and to certain limitations on its investment in the Issuer without the Issuer’s authorization. A copy of the letter agreement is filed as Exhibit 2 hereto, and reference is made thereto with respect to the full terms of the letter agreement.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP NO. 87582Y108	13D	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description of Exhibit

2.	Letter Agreement, dated as of September 8, 2016, between Clearlake Capital Partners IV Finance, L.P. and Tangoe, Inc.

CUSIP NO. 87582Y108	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2016

Clearlake Capital Partners IV Finance, L.P.

By:	Clearlake Capital Partners IV GP, L.P., its general partner
By:	Clearlake Capital Partners, LLC, its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners IV GP, L.P.

By:	Clearlake Capital Partners, LLC, its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

CCG Operations, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager

/s/ Behdad Eghbali
Behdad Eghbali

/s/ José E. Feliciano
José E. Feliciano